FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                03 February 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

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permitted by Regulation S-T Rule101(b)(1)

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permitted by Regulation S-T Rule 101(b)(7)

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Form 6-K if submitted to furnish a report or other  document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
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                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. 3rd Quarter news release




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  3rd February 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          3rd Quarter news release








ENCOURAGING THIRD QUARTER RESULTS

-       Pre-tax profit of GBP164 million
-       Operating profit of GBP175 million
-       Operating margin at 8.2 per cent
-       Net debt at GBP2.2 billion

British Airways today reported a pre-tax profit of GBP164 million for the three months to December 31, 2005 against a pre-tax profit of GBP151 million for the same period last year.

For the nine months, the pre-tax profit was GBP529 million (2004: GBP519 million profit).

Operating profit for the quarter was GBP175 million (2004: GBP136 million). For the nine months, operating profit was GBP612 million (2004: GBP510 million).
The operating margin for the quarter was 8.2 per cent, 1.3 points higher than last year.

Willie Walsh, British Airways' chief executive, said: "These are encouraging results which reflect better revenue and the continued efforts of our people to strengthen the business.

"Revenue is up 8.8 per cent, driven by strong traffic volumes particularly in the premium cabin. Increased volumes have been achieved through significant promotional activity.

"Total costs are up by 7.3 per cent but we have initiatives underway to reverse the trend, such as management reductions, changes to working practices, reduced absenteeism and restructuring unprofitable parts of the business.

"Tackling our pension deficit is a major part of making our cost base more
competitive.   We have come to the end of a staff awareness programme on the implications of the significant deficit and we are reviewing the feedback before starting consultation with the trades unions and trustees by the end of March.

"We continue to develop and enhance our route network and products. Our new services to Bangalore and Shanghai are both ahead of target, regional services will be relaunched in March, six new European routes will soon start at London Gatwick and in the summer we will unveil our GBP100 million investment in Club World, our longhaul business class product."

Martin Broughton, British Airways' chairman, said: "Some yield improvement is still expected for this financial year. Consequently, revenue is now expected to grow by more than 8 per cent. Despite the improved revenue outlook, market conditions remain broadly unchanged as significant promotional activity is required to maintain seat factors.

"Underlying costs, excluding fuel, are now expected to be some one per cent higher than the guidance we gave at the beginning of the year, which was flat. Fuel costs continue to be a challenge for the industry, but our guidance is unchanged with total fuel costs expected to be up by GBP525 million this year.

"Our focus remains on preparing for the move to Terminal 5 in 2008, investing in products for our customers and continuing to drive simplification to deliver a competitive cost base."

Group turnover for the third quarter at GBP2,129 million was up 8.8 per cent on a flying programme 3.7 per cent larger measured in available tonne kilometres
(ATKs). This reflected the impact of increased passenger and cargo revenue and fuel surcharges. Passenger yields were down 1.5 per cent, measured in pence per revenue passenger kilometres (RPKs). Seat factor was up 1.3 points at 74.1 per cent on capacity 3.9 per cent higher measured in available seat kilometres
(ASKs).

For the nine month period, turnover improved by 8.4 per cent to GBP6,393 million on a flying programme 2.5 per cent higher in ATKs. Passenger yields were up 0.5 per cent with seat factor up 1.1 points at 76.5 per cent on capacity 2.5 per cent higher in ASKs.

For the quarter, unit costs were down 1.8 per cent on the same period last year as a result of a net cost increase of 1.8 per cent on capacity 3.7 per cent higher in ATKs. The improvement in ATKS includes a 2 point increase due to temporary reductions in the flying programme in the third quarter last year.

Total operating costs in the quarter increased by 7.3 per cent.  Fuel costs rose
28.2 per cent due to the increase in fuel price net of hedging, a stronger US dollar and a larger flying programme.

Employee costs were up by 8.3 per cent as wage awards and higher pension contributions were only partially offset by manpower reductions. This includes a GBP10 million restructuring provision to support the first phase of the management restructuring programme announced in November 2005.

Selling costs were up 7.8 per cent, largely due to additional promotional spend on new Indian services and the timing of new marketing campaigns.

Borrowings, net of cash, short term loans and deposits, were GBP2,178 million at December 31, down GBP744 million since the start of the year.

Cargo volumes for the quarter, measured in cargo tonne kilometres (CTKs), were up

0.3 per cent compared with last year and yields, measured in cargo revenue per CTK, up

0.5 per cent. For the nine month period, cargo volumes were down 1.3 per cent, with yields up 2.4 per cent.

                                      ends

February 3, 2006                                                 010/KG/2006


Note to Editors

- For all periods up to and including March 2005, British Airways has previously prepared its Group financial statements under UK Generally Accepted Accounting Practice (UK GAAP).

- British Airways restated its 2004/05 accounts to International Financial Reporting Standards (IFRS). The restated accounts were published on July 4, 2005. All comparators referred to are based on these restated accounts.

- At March 2005, the FRS17 accounting valuation of the airline's group pension schemes showed a deficit of GBP1.4 billion after tax
     (2004: GBP1.2 billion after tax).

A webcast of British Airways' conference call to city analysts can be accessed via the internet www.bashares.com - on Friday, February 3 at 2pm.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's Business Plan programmes, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the company's SEC filings, including, without limitation the company's Report on Form 20-F for the year ended March 2005.